Erik Vayntrub Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 Tel: (213) 486-9108 thecapitalgroup.com

BY EDGAR

December 24, 2014

Securities and Exchange Commission

Division of Investment Management
100 F Street, NE

Washington, DC 20549-1090

Re:	Capital Group ETF Trust, et al. (File No. 812-14339) – Withdrawal of Application for an Order under Sections 6(c), 17(b) and 12(d)(1)(J)

Ladies and Gentlemen:

I am writing on behalf of Capital Group ETF Trust, Capital Research and Management Company and American Funds Distributors, Inc. (collectively, the “Applicants”) to respectfully request the withdrawal of the Applicants’ application (File No. 812-14339) for an order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. The application was filed with the Securities and Exchange Commission on July 25, 2014.

Should you have any questions, please feel free to call me at (213) 486-9108.

Regards,

Erik A. Vayntrub

cc: Paul F. Roye